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SEC FILE NUMBER
8-

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter Street, Suite 160
(No. and Street)

Waltham	MA	02451
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Evan Ricker 781.890.7033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon, LLC
(Name – *if individual, state last, first, middle name*)

95 A Turnpike Road	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Evan Ricker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields & Company, Inc., as of February 18, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 17, 2022

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shields & Company, Inc.
SEC File No. 8-44663

Financial Statements as of and for the Year Ended December 31, 2020 and Reports of Independent Registered Public Accounting Firm

SHIELDS & COMPANY, INC.

TABLE OF CONTENTS

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shields & Company, Inc. ("the Company"), as of December 31, 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields & Company, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Shields & Company, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

Stowe & Degon LLC

February 11, 2021

SHIELDS & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 1,211,122
Accounts receivable	5,650
Prepaid expenses and other current assets	193,743
Total current assets	1,410,515
Property and equipment, net	11,425
Operating lease right-of-use asset	354,652
Total assets	$ 1,776,592

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 9,901
Accrued expenses	8,200
Distribution payable	393,496
Deferred revenue	20,000
Payroll and withholdings payable	46,632
Total current liabilities	478,229
Note payable	159,010
Operating lease liability	243,828
Total liabilities	881,067
Stockholders' equity:	
Common stock, $.01 par value; 200,000 shares authorized 200 shares issued and outstanding	2
Additional paid-in capital	794
Retained earnings	894,729
Total stockholders' equity	895,525
Total liabilities and stockholders' equity	$ 1,776,592

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES	$ 2,470,211
OPERATING EXPENSES:	
Compensation and benefits	1,242,488
Research	96,490
Travel and entertainment	19,792
Professional fees	58,270
Technology and data communications	39,802
Regulatory fees	30,730
Occupancy	160,554
Other	229,209
Total operating expenses	1,877,335
NET INCOME	$ 592,876

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
	Shares	Par Value			
BALANCE AS OF JANUARY 1, 2020	200	$ 2	$ 794	$ 732,349	$ 733,145
Stockholders' distributions				(430,496)	(430,496)
Net income	-	-	-	592,876	592,876
BALANCE AS OF DECEMBER 31, 2020	200	$ 2	$ 794	$ 894,729	$ 895,525

See notes to financial statements

SHIELDS & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	592,876
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,865
Changes in operating assets and liabilities:		
Accounts receivable		224,790
Unbilled revenues		10,000
Prepaid expenses and other current assets		(80,747)
Accounts payable		9,883
Accrued expenses		(90,100)
Deferred revenue		16,000
Payroll and witholdings payable		1,173
Operating lease obligation		(45,233)
Net cash provided by operating activities		642,507
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for acquisition of property and equipment		(10,397)
Net cash used for investing activities		(10,397)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholders' distributions		(37,000)
Proceeds from PPP Loan		159,010
Net cash provided by financing activities		122,010
NET INCREASE IN CASH		754,120
CASH, BEGINNING OF YEAR		457,002
CASH, END OF YEAR	$	1,211,122
SUPPLEMENTAL CASH FLOW INFORMATION:		
Non-cash financing transaction:		
Accrual of stockholders' distributions	$	393,496

See notes to financial statements

1. NATURE OF BUSINESS

Shields & Company, Inc. ("the Company") was formed as a Massachusetts S Corporation on April 19, 1991. During April 2012, Shields & Company, Inc. was merged with Shields Securities, Inc. The Company is a FINRA registered broker/dealer. The Company provides corporate finance advisory services in the areas of: mergers and acquisitions; corporate restructurings and recapitalizations; debt and equity capital raising; financial advisory assignments; and valuations and fairness opinions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – The Company maintains its cash in various deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced, nor does it anticipate, any losses in such accounts. At December 31, 2020, the Company had bank balances of $1,299,726 in excess of FDIC insurance coverage.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risks consist primarily of accounts receivable. The Company grants credit to customers in the ordinary course of business. The Company minimizes credit risk arising from accounts receivable by evaluating each customer's financial condition and credit history. The Company estimates and records an allowance for doubtful accounts based on knowledge of the customer's credit history and current economic conditions. The Company's policy is to write-off uncollectible trade receivables against the allowance for doubtful accounts after significant measures have failed to result in the collection of such receivables. The allowance for doubtful accounts is management's best estimate of uncollectible accounts receivable. As of December 31, 2020, there was no allowance for doubtful accounts.

Revenue Recognition – The majority of the Company's revenue arrangements generally consist of a single performance obligation to transfer promised services and is generally fulfilled upon delivery of those services.

Income Taxes – The Company is organized as an S Corporation and is not subject to federal or state income taxes. Income is taxable to the individual stockholders. The Company recognizes in its financial statements the impact of a tax position if it is more likely than not the position would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties related to income taxes during the year ended December 31, 2020 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company believes it is no longer subject to income tax examinations by taxing jurisdictions for years prior to 2017.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

3. NOTE PAYABLE

On April 15, 2020, the Company entered into a 2-year Paycheck Protection Program (PPP) loan in the amount of $159,010 with a financial institution. The note bears interest at 1% and matures on April 15, 2022. For the first six months, interest and principal payments are deferred. On November 15, 2020, the outstanding principal balance would be amortized over the remaining 18 months and the first monthly installment would have been due. The loan is secured by the Small Business Administration (SBA) under The Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to the loan forgiveness provisions of the CARES Act and SBA interim final rule dated April 2, 2020. Management expects the entire loan principal and any accrued interest to be forgiven. The Organization started the forgiveness application and no payment has been made on this loan as of February 11, 2021, the date of the independent auditors' report.

4. STANDBY LETTER OF CREDIT

The Company has a standby letter of credit (LOC) with a bank, which is collateralized by cash of the Company held in an account with the bank that issued the standby LOC; this LOC permits borrowing up to $13,300. There was no outstanding balance at December 31, 2020. Interest is charged at the rate of 4% per annum above the prime rate. The letter of credit relates to a commitment per a lease agreement of $5,390.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $573,883, which was $541,378 in excess of its required net capital of $32,505. The Company's net capital ratio was 85%.

6. LEASES

The Company leases 3,696 square feet of office space in Waltham, Massachusetts under a long-term lease, which expires in August 2023. The lease agreement requires the Company to pay real estate taxes and other operating expenses in addition to base rent. The Company recognizes rent expense on the straight-line basis over the term of the lease.

During 2019, the Company renewed a lease agreement for office space in Virginia. The agreement had a one-year term, which expired in October 2020. This was treated as a short-term lease and was not renewed. Rent expense for the year ended December 31, 2020 under this lease was $5,389.

As of December 31, 2020, right-of-use assets and liabilities arising from operating leases were $354,652 and $243,828, respectively. During the year ended December 31, 2020 cash paid for amounts included for the measurement of lease liabilities was $243,828, including a prepayment of the 2021 loan obligation of $156,464 and the Company recorded operating lease expense of $132,994.

The future payments due under operating lease as of December 31, 2020 is as follows:

2022	$	160,160
2023		92,890
		253,050
Less imputed interest		(9,222)
Total operating lease liabilities	$	243,828

6. LEASES (CONTINUED)

Because we generally do not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The discount rate associated with the operating lease as of December 31, 2020 is 4.0%. The Company recorded interest associated with the capital lease of $19,024 during the year ended December 31, 2020.

7. RETIREMENT PLAN

The Company has a defined contribution profit sharing plan under the provisions of Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees. Contributions to the Plan consist of a discretionary employer safe harbor contribution equal to a percentage of the employees' contributions and discretionary profit sharing and matching contribution in an amount determined by the Company's Board of Directors. There were no contributions made in 2020.

8. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private companies and private placements of securities structured primarily as equity or debt of private equity funds.

9. SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) a pandemic. As a result, economic uncertainties have arisen which are likely to negatively impact change in stockholders' equity. Other financial impact could occur though such potential impact is unknown at this time.

The Company has evaluated all subsequent events through February 11, 2021, the date the financial statements were available to be issued.

* * * * * * *

SHIELDS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

STOCKHOLDERS' EQUITY	$	895,525
LESS NON-ALLOWABLE ASSETS:		
Accounts receivable		5,650
Prepaid expenses and other current assets		193,743
Property and equipment, net		11,425
Operating lease right-of-use asset, net of lease obligations		110,824
		321,642
Net capital	$	573,883
AGGREGATE INDEBTEDNESS		
Accounts payable	$	9,901
Accrued expenses		8,200
Operating lease liability		243,828
Deferred revenue		20,000
Note payable		159,010
Other withholdings payable		46,632
Total aggregate indebtedness	$	487,571
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
6 2/3% of aggregate indebtedness	$	32,505
Excess net capital	$	541,378
Ratio: aggregate indebtedness to net capital		85.0%

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2020)

NET CAPITAL AS REPORTED IN COMPANY'S FOCUS REPORT		
As amended January 27, 2021	$	573,883
NET CAPITAL PER ABOVE	$	573,883

SHIELDS & COMPANY, INC.

SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Shields & Company, Inc. claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

We have reviewed management's statements, included in the accompanying Shields & Company, Inc. Exemption Report, in which (1) Shields & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shields & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shields & Company, Inc. stated that Shields & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Shields & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shields & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

February 11, 2021

Shields & Company, Inc.
INVESTMENT BANKERS

890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

Shields & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Shields & Company, Inc.
Company

I, Evan B. Ricker, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Evan Ricker, Director

February 8, 2021
Date

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Shields & Company, Inc.
Waltham, Massachusetts

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Shields & Company, Inc. and SIPC, solely to assist you and SIPC in evaluating Shields & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Shields & Company, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers itemizing types of revenue, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Shields & Company, Inc. and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Stowe & Degon LLC

February 11, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Shields & Company, Inc.
890 Winter Street, Suite 160
Waltham, MA 02451

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Evan Ricker 781.890.7033

2. A. General Assessment (item 2e from page 2) $3,446

B. Less payment made with SIPC-6 filed (exclude interest) (3,289)
8/6/2020
Date Paid

C. Less prior overpayment applied (____)

D. Assessment balance due or (overpayment) ____

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $157

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $157

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shields & Company, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director
(Title)

Dated the 11th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,470,211
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	88,687
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	84,489
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	173,176
2d. SIPC Net Operating Revenues	$2,297,035
2e. General Assessment @ .0015	$3,446
	(to page 1, line 2.A.)